Kingtone Wirelessinfo Solution Holding Ltd Reports
Fourth Quarter and Fiscal Year 2010 Financial Results; Provides Fiscal Year
2011 Revenue and Net Income Guidance
4QFY10 Revenues Up 36.1% to $5.3 Million from the Prior Year Period
4QFY10 Gross Profit Up 104.7% to $4.6 Million  from the Prior Year Period
4QFY10 Basic and Diluted Earnings per share of $0.22
FY10 Revenues Up 29.1% to $14.5 Million from the Prior Year
FY10 Gross Profit Up 65.5% to $12.2 Million from the Prior Year
FY10 Basic and Diluted Earnings per share of $0.71

Xi’an, China, January 20, 2011 — Kingtone Wirelessinfo Solution Holding Ltd (NASDAQ: KONE) (“Kingtone”,  or the “Company”), a leading China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations, today announced financial results for the fourth quarter and fiscal year 2010. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Fourth Quarter Financial Highlights

•	Revenues increased 36.1% to $5.33 million from $3.92 million in the prior year period.

•	Gross profit increased 104.7% to $4.64 million from $2.27 million in the prior year period.

•	Gross margin increased to 87.0% from 57.9% in the prior year period.

•	Net income increased 72. 9% to $3.13 million from $1.81 million in the prior year period.

•	Basic and diluted earnings per share were $0.22 as compared to $0.18 in the prior year period with weighted average shares outstanding of 14,000,000 as compared to 10,000,000 in the prior year period.

Fiscal Year 2010 Financial Highlights

•	Revenues increased 29.1% to $14.51 million from $11.24 million in the prior year period.

•	Gross profit increased 65.5% to $12.15 million from $7.35 million in the prior year period.

•	Gross margin increased to 83.8% from 65.4% in the prior year period.

•	Net income increased 55.5% to $8.24 million from $5.3 million in the prior year period.

•	Basic and diluted earnings per share were $0.71 as compared to $0.53 in the prior year period with weighted average shares outstanding of 11,527,473 as compared to 10,000,000 in the prior year period.

“We are pleased with our strong performance in 2010 which demonstrates our ability to expand revenues and profits as we capitalize on our first mover advantage, highly competitive suite of products and renowned customer service quality.  Our results also benefited from our strategic shift towards software solutions which enjoy much higher margins than wireless systems solutions” commented Mr. Peng Zhang, Chief Executive Officer of Kingtone. “During the year, we reached several milestones in our corporate history. We became publicly traded on Nasdaq and raised US$ 16 million in equity capital to strengthen our financial position and support our growth strategy. Our geographic footprint expanded, creating further opportunities to build a stronger business pipeline and we continued to build our scalable infrastructure on the back of targeted cost controls, selective investments and productivity improvements.  All these steps enabled us to conclude fiscal 2010 with the strongest growth prospects in our company history.”

“As we move forward, we believe that we are ideally positioned to capture the growing opportunities in front of us as our clients continue to strive for greater efficiency in their business. We will continue to carefully evaluate each new business opportunity on its own merits in the best interest of the company and its shareholders” concluded Mr. Peng.

Fourth Quarter Financial Performance

Results of Operations - Three months ended September 30, 2010 compared to three months ended September 30, 2009.

Revenues. For the fourth quarter of fiscal year 2010, revenues increased by 36.1% to $5.33 million from $3.92 million in the comparable period of fiscal 2009. Revenue from software solutions increased by 124.5% to $4.1 million in the fourth quarter of fiscal year 2010 compared to $1.82 million in the fourth quarter of fiscal year 2009. Revenue from wireless system solutions decreased by 40.9% to $1.24 million in the fourth quarter of fiscal year 2010 compared to $2.09 million in the prior year period.

Gross Profit and Gross Margin. For the fourth quarter of fiscal year 2010, gross profit increased by 104.7 % to $4.64 million from $2.27 million in the prior year period. Gross margin for the fourth quarter of fiscal year 2010 was 87.0% compared to 57.9% in the fourth quarter of fiscal year 2009.

Income from Operations. Income from operations increased by 90.8% to $3.75 million in the fourth quarter of fiscal year 2010 from $1.97 million in the comparable period of fiscal 2009. Operating margins for the fourth quarter of fiscal year 2010 and 2009 were 70.4% and 50.2%, respectively.

Net Income and EPS. Net income was $3.13 million in the fourth quarter of fiscal year 2010, compared to $1.81 million in the prior year’s fourth quarter, an increase of 72.9%. Net income as a percentage of total net revenues was 58.6% and 46.2% for the fourth quarter of fiscal year 2010 and 2009, respectively. Basic and diluted earnings per share were $0.22 in the fourth quarter of fiscal year 2010, compared to $0.18 in the prior year period. The number of weighted average common shares outstanding for the three months ended September 30, 2010 was 14 million, compared to 10 million a year ago.

Fiscal Year 2010 Financial Performance

Results of Operations - The year ended September 30, 2010 compared to the year ended September 30, 2009.

Revenues. For the year ended September 30, 2010, total revenues increased by 29.1% to $14.51 million from $11.24 million in the comparable period of fiscal 2009. Revenue from software solutions increased by 118% to $11.27 million for the year ended September 30, 2010 compared to $5.17 million for the prior year, mainly driven by mobile enterprise applications in police and emergency agencies in new geographic areas. Revenue from wireless system solution decreased by 46.7% to $3.23 million for the year ended September 30, 2010 compared to $6.07 million in the prior year. This decrease was due primarily to two factors: (1) we had smaller contract value and less recognizable revenue with one major customer in the oil refinery industry this year, even though the number of contracts with its different subsidiaries had increased; and (2) we completed two related party transactions in the prior year with Shaanxi TechTeam Jinong Humic Acid Product Co., Ltd.. As a result, the third-party revenue from wireless system solution sales decreased 34.3% from a year ago without the $1.1 million revenue from these two related party transactions from the prior year.

Gross Profit and Gross Margin. For the year ended September 30, 2010, gross profit increased by 65.5 % to $12.15 million from $7.35 million in the prior year period. Gross margin for the year ended September 30, 2010 was 83.8%, compared to 65.4% for the same period in the prior year.

Income from Operations. Income from operations increased by 58.2% to $10 million for the year ended September 30, 2010 from $6.32 million in fiscal 2009, primarily due to the growth in revenues. Operating margin for the year ended September 30, 2010 and 2009 were 68.9% and 56.2%, respectively.

Net Income and EPS. Net income increased by 55.5% to $8.2 million for the year ended September 30, 2010 from $5.3 million in the fiscal 2009. The growth of net income was mainly attributed to the growth in our revenue. Basic and diluted earnings per share were $0.71 in the fiscal year 2010, compared to $0.53 in the prior year. The number of weighted average common shares outstanding for the year ended September 30, 2010 was 11.5 million, compared to 10 million a year ago.

Liquidity and Capital Resources.

Cash and Cash Equivalents. As of September 30, 2010, the Company had cash and cash equivalents of $14.9 million, compared to $0.34 million as of November 30, 2009, the Company’s last fiscal year end. Cash flows provided by operating activities for the year ended September 30, 2010 were approximately $4.3 million, compared to approximately $4 million in the prior year period. Depreciation and amortization expenses were $0.23 million and $0.13 million for the years ended September 30, 2010 and 2009, respectively. Cash flows provided by financing activities were approximately $10.32 million and $8.55 million for the years ended September 30, 2010 and 2009, respectively.

Financial Outlook

For the fiscal year ending September 30, 2011, management expects revenues of $18.8 million to $20.2 million and net income of $10.2 million to $11.6 million. This guidance reflects management’s anticipated increase in sales resulting from the Company's existing solution offerings and the increasing demand driven by the on-going adoption of 3G in the PRC.

Conference Call

The Company will host a conference call to discuss its fourth quarter and fiscal year 2010 financial results at 9:00 a.m. ET on Thursday, January 20, 2011. Mr. Tao Li, Chairman, Mr. Peng Zhang, Chief Executive Officer, Ms. Ying Yang, Chief Financial Officer, will be on the call. The Company plans to release its fourth quarter and fiscal year 2010 financial results before the conference call.

To participate in the conference call, please dial any of the following numbers:

    USA Toll Free: (877) 407-9205

    International: (201) 689-8054

    Conference ID #: 364788

A replay of the call will be available until 11:59 PM ET on January 20, 2011.

To access the replay, please dial any of the following numbers:

    USA Toll Free: (877)-660-6853

    International: (201) 612-7415

Replay Passcodes (both required for playback):

    Account #: 286
    Conference ID #: 364788

The conference call will be webcast live by Vcall and can be accessed http://www.InvestorCalendar.com.

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a leading China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone’s website at www.kingtoneinfo.com. The Company routinely posts important information on its website.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s prospectus, dated May 14, 2010 filed with the Securities and Exchange Commission (the “SEC”), and in documents subsequently filed by the Company from time to time with the SEC including the Company’s Transition Report for the transition period from December 1, 2009 to September 30, 2010 to be filed with the SEC. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Contact Information

Kingtone WirelessInfo Solution Holding Ltd
Ms. Ying Yang, Chief Financial Officer
Tel: +1-626-623-2575 (US)
        +86-187-1040-4571 (China)
Email: yangying@kingtoneinfo.com

Christensen
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com

Kathy Li
Tel:   +1-480-614-3036
Email: kli@christensenir.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED BALANCE SHEETS
(Express in thousands of U.S. Dollars, except shares and per share data)

	As of September 30,	As of November 30,
	2010	2009
	(see note below)

ASSETS
Current assets
Cash and cash equivalents	$14,909	$344
Accounts receivable, net of allowance	6,650	2,353
Unbilled revenue	973	178
Due from related companies	120	-
Inventories, net	383	127
Other receivables and prepayments	771	1,012
Total Current Assets	23,806	4,014
Non-current assets
Property and Equipment, net	13,637	1,693
Deposit to purchase building	-	12,200
Intangible assets	630	-
Total Assets	$38,073	$17,907

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable	$575	$1,409
Advances from customers	371	1,398
Other payables and accruals	167	559
Taxes payable	3,421	601
Short-term loan	-	3,437
Amounts due to shareholder	-	200
Deferred government grant	-	-
Dividend payable	772	1,177
Total Current Liabilities	5,306	8,781

Commitments and contingencies

Stockholders' equity
Ordinary share ($.001 par value, 100,000,000 shares authorized,	$14	$10
and 10,000,000 shares and 14,000,000 shares issued and outstanding)
Paid in capital	-	6,897
Additional paid in capital	21,915	216
Appropriated retained earnings	844	231
Unappropriated retained earnings	8,281	657
Accumulated other comprehensive income	1,713	1,115
Total Stockholders' Equity	32,767	9,126

Total Liabilities and Stockholders' Equity	$38,073	$17,907

Note: In March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its variable interest entity (“VIE”), Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”).

KINGTONG WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the quarters ended September 30,		For the years ended September 30,
	2010	2009	2010	2009
	(Unaudited)	(Unaudited)
				(see note below)

Revenues
Software	$4,095	$1,824	$11,272	$5,170
Wireless system solution	1,236	2,092	3,234	6,070
Total revenues	5,331	3,916	14,506	11,240
Cost of sales
Software	413	126	903	476
Wireless system solution	280	1,524	1,449	3,418
Total cost of sales	693	1,650	2,352	3,894
Gross profit	4,638	2,266	12,154	7,346

Operating expenses
Selling and marketing expenses	85	92	341	350
General and administrative expenses	752	172	1,635	537
Research and development expenses	48	35	179	139
Total Operating expenses	885	299	2,155	1,026
Income from operations	3,753	1,967	9,999	6,320

Other income(expense)
Subsidy income	-	278	44	307
Interest expense	(9)	(11)	(218)	(340)
Other income (expense)	14	(121)	20	(55)
Total other income (expense)	5	146	(154)	(88)
Income before income tax expenses	3,758	2,113	9,845	6,232
Income tax expenses	633	305	1,608	935
Net income	$3,125	$1,808	$8,237	$5,297
Other comprehensive income
Foreign currency translation gain	517	(4)	598	22
Comprehensive income	$3,642	$1,804	$8,835	$5,319

Earnings per ordinary share:
Basic and Diluted	$0.22	$0.18	$0.71	$0.53

Weighted average number of ordinary shares outstanding
Basic and Diluted	14,000,000	10,000,000	11,527,473	10,000,000

Note: In March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”). There were no operations in the Company other than in its VIE, Kingtone Information from October 1, 2009 to November 30, 2009. In addition, the consolidated and combined statements of income and comprehensive income for the year ended November 30, 2009 included Kingtone Information for the year ended September 30, 2009. Therefore the Company is presenting its consolidated and combined statements of income and comprehensive income for the years ended September 30, 2010 and 2009 instead of for the ten months ended September 30, 2010 and the year ended November 30, 2009.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the years ended September 30,
	2010	2009
Cash flows from operating activities		(see note below)
	$8,237	$5,297

Depreciation and amortization	225	129
Disposal of fixed assets	-	-
Subsidiary income recognized from deferred government grant	-	(50)
Share-based compensation expense	302	-

Changes in operating assets and liabilities
Accounts receivable	(4,170)	(1,851)
Unbilled revenue	(778)	(177)
Other receivables and prepayments	257	(234)
Inventories	(249)	150
Tax payable	2,756	601
Accounts payable	(848)	1,092
Advance from customers	(1,037)	(1,424)
Other payables and accruals	(394)	467
Deferred government grant	-	-
Net cash provided by operating activities	4,301	4,000

Cash flows from investing activities
Purchases of vehicles and office equipment	(308)	(24)
Prepayment to purchase building	-	(12,186)
Net cash used in investing activities	(308)	(12,210)

Cash flows from financing activities
Proceeds in short-term bank loan	-	3,432
Repayment of short-term bank loan	(3,445)	(3,681)
(Payment)/Collection in amounts due from related-party companies	(118)	11,335
Repayment of loan from non-related companies
Collection from loan to non-related companies
Receipt/(Repayment) in amounts due to shareholders	(200)	200
Proceeds from issuance of shares	14,503	10
Dividend paid to shareholders	(422)	(2,751)
Net cash provided by financing activities	10,318	8,545

Effect of exchange rate changes on cash and cash equivalents	254	-

Net increase in cash and cash equivalents	14,565	335
Cash and cash equivalents at beginning of year	344	9
Cash and cash equivalents at end of year	$14,909	$344

Supplemental disclosure of cash flow information
Interest paid	$218	$340
Income taxes paid	$92	$215

Note: in March 2010, the Company changed its fiscal year-end from November 30th to September 30th, so that it would have the same fiscal year end as its VIE, Xi’an Kingtone Information Technology Co., Ltd. (“Kingtone Information”). There were no operations in the Company other than in its VIE, Kingtone Information from October 1, 2009 to November 30, 2009. In addition, the consolidated and combined statements of cash flows for the year ended November 30, 2009 included Kingtone Information for the year ended September 30, 2009. Therefore the Company is presenting its consolidated and combined statements of cash flows for the years ended September 30, 2010 and 2009 instead of for the ten months ended September 30, 2010 and the year ended November 30, 2009.

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Express in thousands of U.S. Dollars, except shares and per share data)

	Ordinary shares		Paid-in capital	Additional paid-in capital	Appropriated Retained earnings	Unappropriated Retained earnings	Comprehensive income	Total stockholders’ equity
	No. of share	Amount

Balance at November 30, 2007	-	$-	$6,034	$-	$30	$(1,527)	$549	$5,086
Net income for the year	-	-	-	-	-	1,015	-	1,015
Share contribution	-	-	863	216	-	-	-	1,079
Transfer to statutory reserves	-	-	-	-	32	(32)	-	-
Foreign currency translation gain	-	-	-	-	-	-	544	544

Balance as of November 30, 2008	-	$-	$6,897	$216	$62	$(544)	$1,093	$7,724
Share contribution	10,000,000	10	-					10
Net income for the year	-	-	-	-	-	5,297	-	5,297
Payment of dividends	-	-	-	-	-	(4,096)	-	(4,096)
Transfer to statutory reserves	-	-	-	-	169		-	169
Foreign currency translation gain	-	-	-	-	-	-	22	22

Balance as of November 30, 2009	10,000,000	10	6,897	216	231	657	1,115	9,126
Issuance of ordinary shares in form of American Depositary Shares	4,000,000	4	-	14,500				14,504
Share-based compensation				302				302
Net income for the year	-	-	-	-	-	8,237	-	8,237
Effect of reorganization	-	-	(6,897)	6,897	-		-	-
Transfer to statutory reserves	-	-	-	-	613	(613)	-	-
Foreign currency translation gain	-	-	-	-	-	-	598	598

Balance as of September 30, 2010	14,000,000	$14	$-	$21,915	$844	$8,281	$1,713	$32,767